# SEC Schedule 13D/A (Amendment No. 16) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DIRTT ENVIRONMENTAL SOLUTIONS LTD, CIK 0001340476
CUSIP: 25490H106
Title of class of securities: Common Shares, without par value
Address of issuer's principal executive offices: 7303 30 ST S E, CALGARY ALBERTA T2C 1N6 CAN, British Columbia Canada (A1), COLUMBIA
Date of event which requires filing of this statement: 02/13/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001640809
Persons authorized to receive notices and communications: ARON R. ENGLISH, 22NW, LP, 590 1st Ave. S, Unit C1, Seattle, Washington (WA), 98104, 206-227-3078; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- 22NW Fund, LP (CIK 0001640809): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC), other (OO); sole voting power 49,955,045; shared voting power 0; sole dispositive power 49,955,045; shared dispositive power 0; aggregate amount beneficially owned 49,955,045 (26% of the class)
- 22NW, LP (CIK 0001694297): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 49,955,045; shared voting power 0; sole dispositive power 49,955,045; shared dispositive power 0; aggregate amount beneficially owned 49,955,045 (26% of the class)
- 22NW Fund GP, LLC (CIK 0001770575): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 49,955,045; shared voting power 0; sole dispositive power 49,955,045; shared dispositive power 0; aggregate amount beneficially owned 49,955,045 (26% of the class)
- 22NW GP, Inc. (CIK 0001783663): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 49,955,045; shared voting power 0; sole dispositive power 49,955,045; shared dispositive power 0; aggregate amount beneficially owned 49,955,045 (26% of the class)
- English Aron R. (CIK 0001770436): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 58,038,870; shared voting power 0; sole dispositive power 58,038,870; shared dispositive power 0; aggregate amount beneficially owned 58,038,870 (30.3% of the class)
- Hirai-Hadley Bryson (CIK 0001888106): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 2,272; shared voting power 0; sole dispositive power 2,272; shared dispositive power 0; aggregate amount beneficially owned 2,272 (0.001% of the class)
- Zarate Adrian R (CIK 0002076027): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 57,254; shared voting power 0; sole dispositive power 57,254; shared dispositive power 0; aggregate amount beneficially owned 57,254 (0.02% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, without par value
Name of issuer: DIRTT ENVIRONMENTAL SOLUTIONS LTD
Address of issuer's principal executive offices: 7303 30 ST S E, CALGARY ALBERTA T2C 1N6 CAN, British Columbia Canada (A1), COLUMBIA

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended to add the following:

Adrian R. Zarate no longer serves as an employee of 22NW. Accordingly, as of the date of this filing, Mr. Zarate is no longer a member of the Section 13(d) group and shall cease to be a Reporting Person upon the filing of this Amendment No. 16 to the Schedule 13D. The remaining Reporting Persons will continue filing statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

Of the 49,955,045 Shares beneficially owned by 22NW Fund, (i) 21,981,043 of such Shares were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) and have an aggregate purchase price of approximately $44,335,026, excluding brokerage commissions, (ii) 3,899,745 of such Shares were granted by the Issuer, following shareholder approval, at a deemed price of $0.40 per Share as reimbursement for legal fees and other expenses incurred by 22NW Fund in connection with the contested director election at the Issuer's 2022 annual and special meeting; and (iii) 24,074,257(*) of such Shares were purchased pursuant to the exercise of 22NW Fund's subscription rights under the Issuer's C$30.0 million rights offering (the "Rights Offering") at a subscription price of C$0.35 per Share.

Of the 8,083,825 Shares directly owned by Mr. English, (i) 1,777,369 were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) and have an aggregate purchase price of approximately $994,199, excluding brokerage commissions, (ii) 5,715,574(*) of such Shares were purchased pursuant to the exercise of Mr. English's subscription rights under the Rights Offering at a subscription price of C$0.35 per Share and (iii) 590,882 of such Shares were acquired upon the settlement of certain deferred share units ("DSUs") previously awarded to him in his capacity as a director of the Issuer.

Of the 2,272 Shares directly owned by Mr. Hirai-Hadley, (i) 1,250 were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) and have an aggregate purchase price of approximately $1,763, excluding brokerage commissions, and (ii) 1,022 of such Shares were purchased pursuant to the exercise of Mr. Hirai-Hadley's subscription rights under the Rights Offering at a subscription price of C$0.35 per Share.

Mr. Zarate has been awarded 57,254 DSUs in his capacity as a director of the Issuer. Each DSU represents the right to receive one Share upon the termination of Mr. Zarate's service as a director of the Issuer.

(*) Inclusive of the internal transfer of 4,117,741 Shares from 22NW Fund to Mr. English, as further described in Item 5 of Amendment No. 11 to the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On February 13, 2026, 22NW Fund entered into a support and standstill agreement (the "Support Agreement") with the Issuer, 726 BF LCC ("726 BF") and 726 BC LLC (together with 726 BF, the "726 Entities").

Pursuant to the Support Agreement, the Issuer agreed to nominate Adrian Zarate (or a replacement director identified by 22NW Fund, the "Shareholder Director") for election as a member of the Issuer's Board of Directors (the "Board") at the Issuer's annual general meeting of shareholders to be held in 2026 (the "2026 Meeting"), subject to 22NW Fund continuing to beneficially own, or exercising control or direction over, at least the lesser of 10% of the then issued and outstanding Shares and 19,174,445 Shares (subject in each case to adjustment for stock splits, reclassifications, combinations and similar adjustments).

Pursuant to the Support Agreement, 22NW Fund has agreed to vote all of its Shares in favor of recommendations of the Board on director election proposals, subject to certain exceptions, at the 2026 Meeting (and any other meeting of the Issuer's shareholders held prior to the Termination Date (as defined below)). Further under the terms of the Support Agreement, 22NW Fund has also agreed until the Termination Date, among other things, (i) not to initiate an unsolicited take-over bid for the Shares, subject to certain exceptions, (ii) to certain customary standstill provisions, and (iii) not to beneficially own or exercise control or direction over more than 57,447,988 Shares, excluding Shares issued as compensation to any current, former or future director of the Issuer in their personal capacity. The Support Agreement also contains certain mutual non-disparagement provisions.

The Support Agreement contains similar provisions relating to the 726 Entities (provided that the ownership cap is 28,882,102 Shares).

The Support Agreement will terminate upon the earlier of (i) any material breach of the Support Agreement, upon five (5) business days' written notice by the non-breaching parties to the breaching party if such breach has not been cured within such notice period, in which event the Support Agreement can be terminated by one or both of the non-breaching parties; or (ii) the date which is 90 days following the 2026 Meeting (the "Termination Date").

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, which is attached as Exhibit 99.1 and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 191,832,029 Shares outstanding as of October 30, 2025, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2025.

As of the date hereof, 22NW Fund directly beneficially owned 49,955,045 Shares, constituting approximately 26.0% of the Shares outstanding.

As of the date hereof, Mr. English directly beneficially owned 8,083,825 Shares, constituting approximately 4.2% of the Shares outstanding.

As of the date hereof, Mr. Hirai-Hadley directly beneficially owned 2,272 Shares, constituting approximately 0.001% of the Shares outstanding.

As of the date hereof, Mr. Zarate may be deemed to beneficially own 57,254 Shares, consisting of DSUs representing the right to receive Shares upon the termination of his service as a director of the Issuer, constituting approximately 0.02% of the Shares outstanding.

22NW, as the investment manager of 22NW Fund, may be deemed to beneficially own the 49,955,045 Shares beneficially owned by 22NW Fund, constituting approximately 26.0% of the Shares outstanding. 22NW GP, as the general partner of 22NW Fund, may be deemed to beneficially own the 49,955,045 Shares beneficially owned by 22NW Fund, constituting approximately 26.0% of the Shares outstanding. 22NW Inc., as the general partner of 22NW, may be deemed to beneficially own the 49,955,045 Shares beneficially owned by 22NW Fund, constituting approximately 26.0% of the Shares outstanding. Mr. English, as the Portfolio Manager of 22NW, Manager of 22NW GP and President and sole shareholder of 22NW Inc., may be deemed to beneficially own the 49,955,045 Shares beneficially owned by 22NW Fund, which, together with the Shares he directly beneficially owns, constitutes an aggregate of 58,038,870 Shares, constituting approximately 30.3% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

Other than the award of 31,379 DSUs by the Issuer to Mr. Zarate as disclosed in Item 6 below, there have been no transactions in the securities of the Issuer by the Reporting Persons during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On February 13, 2026, 22NW Fund, the 726 Entities and the Issuer entered into the Support Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On February 18, 2026, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 16 to the Schedule 13D agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent as required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

On December 31, 2025, Mr. Zarate was granted 31,379 DSUs pursuant to the DIRTT Environmental Solutions Ltd. Third Amended and Restated Long Term Incentive Plan in connection with his service as a director of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

99.1 - Support and Standstill Agreement, dated February 13, 2026 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on February 17, 2026).

99.2 - Joint Filing Agreement, dated February 18, 2026.

## Signatures
- 22NW Fund, LP: /s/ Aron R. English, Aron R. English, Manager of 22NW Fund GP, LLC, its General Partner (02/18/2026)
- 22NW, LP: /s/ Aron R. English, Aron R. English, President and Sole Shareholder of 22NW GP, Inc., its General Partner (02/18/2026)
- 22NW Fund GP, LLC: /s/ Aron R. English, Aron R. English, Manager (02/18/2026)
- 22NW GP, Inc.: /s/ Aron R. English, Aron R. English, President and Sole Shareholder (02/18/2026)
- English Aron R.: /s/ Aron R. English, ARON R. ENGLISH (02/18/2026)
- Hirai-Hadley Bryson: /s/ Bryson O. Hirai-Hadley, BRYSON O. HIRAI-HADLEY (02/18/2026)
- Zarate Adrian R: /s/ Adrian R. Zarate, ADRIAN R. ZARATE (02/18/2026)